FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2004

INEOS GROUP HOLDINGS Plc	INEOS HOLDINGS LIMITED

(Exact name of registrant issuer as specified in its charter)	(Exact name of registrant guarantor as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Registration No: 333-87974

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    [X]    Form 40-F    [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes   [  ]      No   [X]

INEOS GROUP HOLDINGS
CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three-Month Period
	Ended March 31,
	2003	2004
	(€ in millions)
Turnover	649.5	670.8
Cost of sales	(551.5)	(571.5)

Gross profit	98.0	99.3
Distribution costs	(38.6)	(35.6)
Administrative expenses	(11.7)	(6.9)

Operating profit	47.7	56.8
Share of operating profit of associate	0.1	0.1
Net interest payable	(15.2)	(21.0)

Profit on ordinary activities before taxation	32.6	35.9
Taxation on profit on ordinary activities	(2.8)	(4.3)

Profit on ordinary activities after taxation	29.8	31.6
Equity dividends	—	—

Profit for the financial period	29.8	31.6

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	March 31, 2004
	(Audited)	(Unaudited)
	(€ in millions)
Fixed assets
Investments	1.7	1.9
Tangible fixed assets	855.8	855.1
Intangible fixed assets	12.1	12.0
Negative goodwill	(217.4)	(212.7)

	652.2	656.3
Current assets
Cash at bank and in hand	153.3	135.1
Stocks	151.0	156.7
Debtors : amounts falling due within one year	370.0	423.8
Debtors : amounts falling due after one year	73.7	73.1

	748.0	788.7
Creditors : amounts falling due within one year	(520.0)	(504.0)

Net current assets	228.0	284.7
Total assets less current liabilities	880.2	941.0
Creditors : amounts falling due after one year	(650.6)	(656.7)
Provisions for liabilities and charges	(50.4)	(52.7)

Net assets	179.2	231.6

Capital and reserves
Called up equity share capital	17.7	17.7
Share premium account	51.1	51.1
Profit and loss account	110.4	162.8

Equity shareholders’ funds	179.2	231.6

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Three-Month Period
	Ended March 31,
	2003	2004
	(€ in millions)
Operating profit	47.7	56.8
Depreciation of tangible assets	25.6	28.8
Amortisation of intangible assets	(7.4)	(10.1)
Decrease/(increase) in stocks	12.3	(2.0)
Decrease/(increase) in debtors	(89.2)	(47.0)
(Decrease)/increase in creditors and provisions	35.8	(2.8)

Net cash flow from operating activities	24.8	23.7
Returns on investments and servicing of finance
Interest received	0.5	0.6
Interest and other financing charges paid	(30.8)	(25.5)

	(30.3)	(24.9)
Taxation paid	(3.0)	(6.2)
Capital expenditure and financial investments
Payments to acquire tangible fixed assets	(13.1)	(12.7)
Acquisitions of businesses	—	—
Equity dividends paid	—	—

Net cash outflow before financing	(21.6)	(20.1)
Financing
Loan to associate undertaking	0.1	—
Capital repayment on finance leases	(0.8)	(0.1)

	(0.7)	(0.1)

Increase/(decrease) in cash	(22.3)	(20.2)

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS

Equity Shareholders Funds
(€ in millions)
At January 1, 2004	179.2
Retained profit for the current period	31.6
Currency translation differences	20.8

At March 31, 2004	231.6

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PREPARATION

Ineos Group Holdings plc (Ineos Group Holdings or the “Company”), was incorporated on May 14, 2001 as a holding company to house the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol.

The accompanying consolidated financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”).

The consolidated financial statements include all subsidiaries of the Company. Intra-group transactions and balances have been eliminated on consolidation.

The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

The accompanying consolidated financial statements of the Company are unaudited, with the exception of the balance sheet as at December 31, 2003 which has been extracted from audited financial statements.

In the opinion of the management of the Company, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of results of operations, financial position and cash flows.

2. PRINCIPAL ACCOUNTING POLICIES

The financial information has been prepared using accounting policies in accordance with UK GAAP. The financial information has been prepared under the historical cost convention and in accordance with the accounting policies set out in the Company’s annual report on Form 20-F for the year ended December 31, 2003.

3. SEGMENTAL INFORMATION

Class of business

The Company’s business comprises the production and distribution of intermediate and speciality chemicals and is made up of four business segments: Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3. SEGMENTAL INFORMATION (Continued)

The turnover and operating profit attributable to each different class of business as measured under UK GAAP is as follows:

	Three-Month Period
	Ended March 31,
	2003	2004
	(€ in millions)
Turnover
Ineos Oxide	121.4	136.8
Ineos Fluor	71.0	66.7
Ineos Silicas	53.9	54.0
Ineos Phenol	403.2	413.3

	649.5	670.8

EBITDA
Ineos Oxide	16.8	25.1
Ineos Fluor	15.5	13.0
Ineos Silicas	8.9	9.9
Ineos Phenol	24.8	27.6

	66.0	75.6

Reconciliation of earnings before operating exceptional items, interest, taxation, depreciation and amortisation (‘EBITDA’) to operating profit:

	Three-Month Period
	Ended March 31,
	2003	2004
	(€ in millions)
EBITDA	66.0	75.6
Depreciation and amortisation	(18.2)	(18.7)

Operating profit (including share of operating profit of associate)	47.8	56.9

4. INCOME TAXES

The income tax charge for the three-month periods ended March 31, 2003 and 2004 is calculated based on the expected effective tax rate for the year.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

5. INVENTORY

	December 31, 2003	March 31, 2004
	(€ in millions)
Raw materials and consumables	47.2	54.5
Work in progress	13.1	12.9
Finished products	90.7	89.3

	151.0	156.7

6. BORROWINGS

Long-term obligations as of December 31, 2003 and March 31, 2004 are as follows:

	December 31, 2003	March 31, 2004
	(€ in millions)
Senior Credit Agreement	515.6	521.1
10½% Senior Notes	260.0	260.0
Unamortised debt issue costs	(16.9)	(15.9)

	758.7	765.2
Less: amounts falling due within one year	(110.1)	(110.5)

	648.6	654.7
Finance leases	1.7	1.7
Other loans	0.3	0.3

	650.6	656.7

Senior Notes

On July 19, 2001, the Company issued €260 million in 10½% Senior Notes due 2010 pursuant to a private offering. On June 21, 2002 the Company issued €260 million 10½% Senior Notes due 2010 pursuant to an exchange offer whereby holders of the original notes received new notes which have been registered under the US Securities Act of 1933 as amended, but are otherwise identical to the original notes. The Senior Notes are listed on the Luxembourg Stock Exchange.

The Senior Notes bear interest at 10½% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as noted below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

The Senior Notes will be subject to redemption at any time prior to August 1, 2004, at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning August 1 of the years indicated below:

Redemption
Year	Price
2004	110.500%
2005	107.788%
2006	105.250%
2007	102.625%
2008 and thereafter	100.000%

In each case, the redemption premium will be in addition to accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

In addition, at any time on or prior to August 1, 2004, the Company or the direct or indirect parent of the Company, at its option, may use the net cash proceeds of one or more public equity offerings to redeem Senior Notes in an amount up to an aggregate of 35% of the sum of the initial aggregate principal amount of Senior Notes originally issued under the Indenture at a redemption price equal to 110.50% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that Senior Notes in an amount equal to at least 65% of the sum of the initial aggregate principal amount of Notes originally issued under the Indenture remain outstanding immediately after the occurrence of such redemption.

The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

The Senior Notes are stated net of debt issue costs of €4.4 million (2003: €4.6 million). These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A,” “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The Term Loans outstanding at March 31, 2004 were €521.1 million, of which €110.5 million is due within one year. The total amounts outstanding on Term Loan A were €236.0 million (2003: €233.7 million), Term Loan B were €168.6 million (2003: €168.6 million) and Term Loan C were €116.5 million (2003: €113.3 million).

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

Term Loan A is repayable in 12 semi-annual instalments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C are 2.25%, 2.75% and 3.25% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

The Term Loans are stated net of unamortised debt issue costs of €11.5 million (2003: €12.3 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

7. CONTINGENCIES

The company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management’s opinion, none of the proceedings is material to the financial condition or results of operation of the company.

8. RECENT ACCOUNTING DEVELOPMENTS

On November 25, 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The requirements have been adopted by the Company in the year ended December 31, 2003.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. RECENT ACCOUNTING DEVELOPMENTS (Continued)

In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a postretirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the lack of the existence of such guidance, any measures included in these financial statements of the accumulated postretirement benefit obligation (APBO) or net periodic post retirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. FIN 46-R is effective immediately for entities created after February 1, 2003. For entities created prior to February 1, 2003 FIN 46-R will be effective for the Company’s December 31, 2004 financial statements. The Company has determined that the adoption of this statement will have no material impact on its results of operations and financial position.

In December 2003, the FASB issued SFAS 132 (revised) Employers’ Disclosures about Pensions and Other Post Retirement Benefits (“FAS 132(R)”). FAS 132(R) requires additional disclosures about the plan assets, obligations, investment strategies and rate of return assumptions for defined benefit plans. In 2003, we adopted the revised disclosure requirements of this standard, except for certain disclosures about non-UK plans and estimated future benefit payments that are not required until the year ended December 31, 2004. These additional disclosures are not required for interim financial statements.

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) rather than the existing national GAAP. This regulation applies to Ineos Group Holdings as our Senior Notes are listed on the Luxembourg Stock Exchange. The regulation takes effect for the accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005. We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

FORWARD-LOOKING STATEMENTS

The Company includes “forward-looking statements,” within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

•	Our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	Our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;

•	Raw material costs or supply arrangements;

•	Our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;

•	Our ability to retain existing customers and obtain new customers;

•	Our ability to develop new products and technologies successfully;

•	The cyclical and highly competitive nature of our businesses;

•	Risks related to environmental costs, liabilities or claims; and

•	Currency fluctuations.

All statements other than statements of historical facts included in this report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business and the notes, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties. Words such as “believe,” “expect,” “anticipate,” “may,” “intend,” “will,” “should,” “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our security holders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global chemical manufacturer of speciality and intermediate chemicals. Our company is comprised of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Our products include a wide range of ethylene-based, fluorine-based and inorganic speciality chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high quality and low-cost production facilities and operating diversity.

Ineos Group Holdings - Results of Operations

The results of operations of Ineos Group Holdings for the three-month periods ended March 31, 2004 and 2003 include the results of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the three-month periods ended March 31, 2003 and 2004 are presented herein.

The following table sets forth, for the periods indicated, our turnover and expenses and such amounts as a percentage of turnover.

	Three-Month Period Ended
	March 31,
	2003		2004
	€m	%	€m	%
Turnover	649.5	100.0	670.8	100.0
Cost of sales	(551.5)	(84.9)	(571.5)	(85.2)

Gross profit	98.0	15.1	99.3	14.8
Distribution costs	(38.6)	(6.0)	(35.6)	(5.3)
Administrative expenses	(11.7)	(1.8)	(6.9)	(1.0)

Operating profit	47.7	7.3	56.8	8.5
Share of operating profit of associate	0.1	—	0.1	—
Net interest payable	(15.2)	(2.3)	(21.0)	(3.1)

Profit on ordinary activities before taxation	32.6	5.0	35.9	5.4
Taxation	(2.8)	(0.4)	(4.3)	(0.7)

Profit on ordinary activities after taxation	29.8	4.6	31.6	4.7

Three-Month Period Ended March 31, 2004, Compared to Three-Month Period Ended March 31, 2003

Turnover

Turnover increased by €21.3 million, approximately 3.3%, to €670.8 million in 2004 as compared to €649.5 million in 2003. This increase reflects an increase of volumes sold for speciality and intermediate chemicals in the Ineos Phenol and Ineos Oxide business segments. Ineos Phenol has also experienced some price increases in line with the increases in market prices for its products.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cost of sales

Cost of sales increased by €20.0 million, approximately 3.6%, to €571.5 million in 2004 as compared to €551.5 million in 2003. This increase reflects increased sales volumes in the speciality and intermediate business segments of Ineos Phenol and Ineos Oxide. Ineos Phenol has also experienced increased raw material prices in line with the increase in market prices for benzene and propylene.

Gross profit

Gross profit increased by €1.3 million, approximately 1.3%, to €99.3 million in 2004 as compared to €98.0 million in 2003. This increase primarily reflects the increased volumes sold in the Ineos Oxide business segment at relatively stable margins, together with €5.0 million compensation received from a supplier to settle a commercial dispute in 2004, partially offset by additional accelerated depreciation of €3.5 million on the Ineos Fluor HCFC 134a asset in the UK.

Distribution costs

Distribution costs decreased by €3.0 million, approximately 7.8%, to €35.6 million in 2004 as compared to €38.6 million in 2003. This decrease reflects a combination of reduced distribution costs as a result of our ongoing cost savings projects together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar, partially offset by increased distribution costs due to increased sales volumes.

Administrative expenses

Administrative expenses decreased by €4.8 million, approximately 41.0%, to €6.9 million in 2004 as compared to €11.7 million in 2003. This decrease is primarily due to the impact of lower costs incurred as a result of a number of fixed cost saving projects across the group, together with additional amortisation of negative goodwill associated with the Ineos Fluor 134a asset of €3.3 million.

Operating profit

Operating profit increased by €9.1 million, approximately 19.1%, to €56.8 million in 2004 compared to €47.7 million in 2003. This increase primarily reflects the increased volumes sold in Ineos Phenol and Ineos Oxide, together with a reduction in distribution costs and administrative expenses incurred in 2004 compared to 2003, as a result of ongoing cost saving projects and the impact of exchange rate retranslation as a result of the stronger euro against the US dollar.

Share of operating profit of associate

Share of operating profit of associate stayed constant at €0.1 million in 2004 and 2003.

Net interest payable

Net interest payable increased by €5.8 million, approximately 38.2%, to €21.0 million in 2004 as compared to €15.2 million in 2003. This increase primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2004 compared to 2003 as a result of scheduled and voluntary debt repayments, offset by exchange differences on short term intra group loan funding.

Profit on ordinary activities before taxation

Profit on ordinary activities increased by €3.3 million, approximately 10.1%, to €35.9 million in 2004 as compared to €32.6 million in 2003. This increase primarily reflects increased volumes sold in Ineos Oxide and Phenol, together with a reduction in distribution costs and administrative expenses incurred in 2004 compared to 2003, partially offset by increased interest charges as a result of exchange differences on short term intra group funding.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Taxation

Taxation increased by €1.5 million, approximately 53.6%, to €4.3 million in 2004 as compared to €2.8 million in 2003. The effective tax rate in 2004 reflects the anticipated rate for the year.

Profit on ordinary activities after taxation

Profit on ordinary activities after taxation increased by €1.8 million, approximately 6.0%, to €31.6 million in 2004 as compared to €29.8 million in 2003. This increase primarily reflects increased volumes sold in Ineos Phenol and Ineos Oxide, together with a reduction in distribution costs and administrative expenses incurred in 2004 compared to 2003, partially offset by increased interest charges as a result of exchange differences on short term intra group funding.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Oxide

The following table sets forth, for the three-month periods ended March 31, 2003 and 2004, turnover and expenses of Ineos Oxide and such amounts as percentages of turnover.

	Three-Month Period Ended
	March 31,
	2003		2004
	€m	%	€m	%
Turnover	121.4	100.0	136.8	100.0
Cost of sales	(94.1)	(77.5)	(100.0)	(73.1)

Gross profit	27.3	22.5	36.8	26.9
Distribution costs	(12.0)	(9.9)	(12.0)	(8.8)
Administrative expenses	(1.6)	(1.3)	(3.0)	(2.2)

Operating profit	13.7	11.3	21.8	15.9

EBITDA	16.8	13.8	25.1	18.3

Three-Month Period Ended March 31, 2004, Compared to Three-Month Period Ended March 31, 2003

Turnover

Turnover increased by €15.4 million, approximately 12.7%, to €136.8 million for the three-month period ended March 31, 2004, as compared to €121.4 million for the same period in 2003. This increase reflects a significant increase in volumes sold for speciality chemicals and intermediate chemicals due to capacity increases. The EOA unit in Plaquemine was expanded in the last quarter of 2003, and the EO unit in Antwerp had a three week shut down in March 2003 for an expansion and recatylisation. The volume effect was only slightly off set by lower selling prices of speciality chemicals.

The average North Western European price for ethylene oxide (EO) as per ICIS LOR decreased to €928 per tonne for the three-month period ended March 31, 2004 compared to €942 per tonne for the same period in 2003, whereas the European Contract Price for monoethylene glycol (MEG) increased to €650 per tonne for the three-month period ended March 31, 2004 compared to €605 per tonne for the same period in 2003.

Cost of sales

Cost of sales increased by €5.9 million, approximately 6.3%, to €100.0 million for the three-month period ended March 31, 2004 compared to €94.1 million for the same period in 2003. This increase primarily reflects the increased volumes sold in the speciality and intermediate business whereas the ethylene price remained stable for the same period last year.

The European Contract Price for ethylene referenced by ICIS increased to €580 per tonne for the three-month period ended March 31, 2004 compared to €575 per tonne for the same period in 2003.

Gross profit

Gross profit increased by €9.5 million, approximately 34.8%, to €36.8 million for the three-month period ended March 31, 2004 as compared to €27.3 million for the same period in 2003. This increase reflects the increased volumes sold of intermediates and specialities at relatively stable margins. In

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

addition a commercial dispute was settled with a supplier during the period ended March 31, 2004, resulting in the receipt of €5.0 million compensation.

Distribution costs

Distribution costs stayed constant at €12.0 million for the three-month period ended March 31, 2004, compared to €12.0 million for the same period in 2003. This positive evolution (stable distribution costs and increasing volumes) reflects the ongoing focus on optimising supply chain and distribution costs.

Administrative expenses

Administrative expenses increased by €1.4 million, approximately 87.5%, to €3.0 million for the three-month period ended March 31, 2004, as compared to €1.6 million for the same period in 2003. This increase reflects the absence of other income this year compared to the first quarter of 2003, which included €1.4 million for insurance proceeds for business interruption of the ENB unit. However the underlying administration expenses are stable due to the ongoing fixed cost control programs.

Operating profit and EBITDA

Operating profit increased by €8.1 million, approximately 59.1%, to €21.8 million for the three-month period ended March 31, 2004, as compared to €13.7 million for the same period in 2003. This increase reflects the increased volumes sold at relatively stable margins in 2004 compared to 2003, together with €5.0 million compensation received from a supplier upon settlement of a commercial dispute in 2004.

EBITDA increased by €8.3 million, approximately 49.4%, to €25.1 million for the three-month period ended March 31, 2004, as compared to €16.8 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Phenol

The following table sets forth, for the three-month periods ended March 31, 2003 and 2004, turnover and expenses of Ineos Phenol and such amounts as percentages of turnover.

	Three-Month Period Ended
	March 31,
	2003		2004
	€m	%	€m	%
Turnover	403.2	100.0	413.3	100.0
Cost of Sales	(370.3)	(91.8)	(381.1)	(92.2)

Gross profit	32.9	8.2	32.2	7.8
Distribution costs	(15.8)	(3.9)	(13.9)	(3.3)
Administrative expenses	2.2	0.5	3.4	0.8

Operating profit	19.3	4.8	21.7	5.3

EBITDA	24.8	6.2	27.6	6.7

Three-Month Period Ended March 31, 2004, Compared to Three-Month Period Ended March 31, 2003

Turnover

Turnover increased by €10.1 million, approximately 2.5%, to €413.3 million for the three-month period ended March 31, 2004, as compared to €403.2 million for the same period in 2003. This increase reflects increased sales volumes in Europe and in the USA, slightly increased sales prices for phenol offset by decreased sales prices for acetone in Europe, as well as increased sales prices for phenol and acetone in the USA.

Western European phenol prices (per CMAI) increased to €780 per metric tonne for the three-month period ended March 31, 2004, as compared to €762 per metric tonne for the same period in 2003. Western European acetone prices (per CMAI) decreased to €578 per metric tonne for the three-month period ended March 31, 2004, as compared to €663 per metric tonne for the same period in 2003. US phenol and acetone prices (per CMAI) increased to $964 per metric tonne and $628 per metric tonne, respectively, for the three-month period ended March 31, 2004, as compared to $827 per metric tonne and $485 per metric tonne, respectively, for the same period in 2003.

Cost of sales

Cost of sales increased by €10.8 million, approximately 2.9%, to €381.1 million for the three-month period ended March 31, 2004, as compared to €370.3 million for the same period in 2003. This increase reflects higher raw material consumption due to higher plant utilisation and increased raw material prices in the USA, partially offset by decreased raw material prices in Europe, lower conversion costs as a result of continuing process improvements and reduced depreciation related to fair market value adjustments on acquisition.

Western European benzene and propylene contract prices (per CMAI) decreased to €416 per metric tonne and €475 per metric tonne, respectively, for the three-month period ended March 31, 2004, as compared to €455 per metric tonne and €520 per metric tonne, respectively, for the same period in 2003. US benzene and propylene contract prices (per CMAI) increased to $570 per metric tonne and $639 per metric tonne, respectively, for the three-month period ended March 31, 2004, as compared to $535 per metric tonne and $533 per metric tonne, respectively, for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit decreased by €0.7 million, approximately 2.1%, to €32.2 million in the three-month period ended March 31, 2004, as compared to €32.9 million for the same period in 2003. This decrease reflects the increased raw material costs, only partially compensated by increased sales volumes and increased sales prices.

Distribution costs

Distribution costs decreased by €1.9 million, approximately 12.0%, to €13.9 million for the three-month period ended March 31, 2004, as compared to €15.8 million for the same period in 2003. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar, partially offset by the increased distribution costs due to increased sales volumes.

Administrative expenses

Administrative expenses, including the amortisation of negative goodwill, decreased by €1.2 million, approximately 54.5%, to a credit of €3.4 million for the three-month period ended March 31, 2004, as compared to a credit of €2.2 million for the same period in 2003. This decrease mainly reflects a combination of reduced administration expenses as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar. The decrease is partially offset by the decrease of the amortisation of negative goodwill to €4.5 million for the three-month period ended March 31, 2004, as compared to €5.2 million for the same period in 2003.

Operating profit and EBITDA

Operating profit increased by €2.4 million, approximately 12.4%, to €21.7 million for the three-month period ended March 31, 2004, as compared to €19.3 million for the same period in 2003. This increase primarily reflects higher sales volumes and prices, together with decreased distribution costs and administrative expenses, only partially offset by increased raw material costs, and the decreased amortisation of negative goodwill.

EBITDA increased by €2.8 million, approximately 11.3%, to €27.6 million for the three-month period ended March 31, 2004 as compared to €24.8 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Fluor

The following table sets forth, for the three-month periods ended March 31, 2003 and 2004, turnover and expenses of Ineos Fluor and such amounts as percentages of turnover.

	Three-Month Period Ended
	March 31,
	2003		2004
	€m	%	€m	%
Turnover	71.0	100.0	66.7	100.0
Cost of sales	(53.4)	(75.2)	(56.1)	(84.1)

Gross profit	17.6	24.8	10.6	15.9
Distribution costs	(5.1)	(7.2)	(5.0)	(7.5)
Administrative expenses	(2.7)	(3.8)	1.6	2.4

Operating profit	9.8	13.8	7.2	10.8

EBITDA	15.5	21.8	13.0	19.5

Three-Month Period Ended March 31, 2004 Compared to Three-Month Period Ended March 31, 2003

Turnover

Turnover decreased by €4.3 million, approximately 6.1%, to €66.7 million for the three-month period ended March 31, 2004, as compared to €71.0 million for the same period in 2003. The decrease reflects the impact of a stronger euro when compared to the US dollar offset by increased volumes of Blends sales.

Cost of sales

Cost of sales increased by €2.7 million, approximately 5.1%, to €56.1 million for the three-month period ended March 31, 2004, as compared to €53.4 million for the same period in 2003. The increase reflects additional accelerated depreciation of €3.5 million on the UK HFC 134a asset offset by a stronger euro when compared to the US dollar.

Gross profit

Gross profit decreased by €7.0 million, approximately 39.8%, to €10.6 million for the three-month period ended March 31, 2004, as compared to €17.6 million for the same period in 2003. The decrease reflects the impact of the stronger euro when compared to the US dollar and additional accelerated depreciation of €3.5 million on the UK HFC 134a asset, offset by increased volumes of blends sales.

Distribution costs

Distribution costs decreased by €0.1 million, approximately 0.2%, to €5.0 million for the three-month period ended March 31, 2004, as compared to €5.1 million for the same period in 2003. This decrease mainly reflects the exchange effect of the euro.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses, including research and development activities and other operating income, decreased by €4.3 million, approximately 159.3%, to a €1.6 million credit for the three-month period ended March 31, 2004, as compared to a charge of €2.7 million in the same period in 2003. The decrease reflects additional accelerated amortisation of €3.3 million on the negative goodwill associated with the UK HFC 134a asset, and the impact of a stronger euro when compared to the US dollar.

Operating profit and EBITDA

Operating profit decreased by €2.6 million, approximately 26.5%, to €7.2 million for the three-month period ended March 31, 2004, as compared to €9.8 million for the same period in 2003. The decrease reflects the impact of the stronger euro when compared to the US dollar offset by increased volumes of blends sales.

EBITDA decreased by €2.5 million, approximately 16.1%, to €13.0 million for the three-month period ended March 31, 2004, as compared to €15.5 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Silicas

The following tables sets forth, for the three-month periods ended March 31, 2003 and 2004, turnover and expenses of Ineos Silicas and such amounts as percentages of turnover.

	Three-Month Period Ended
	March 31,
	2003		2004
	€m	%	€m	%
Turnover	53.9	100.0	54.0	100.0
Cost of sales	(33.7)	(62.5)	(34.3)	(63.5)

Gross profit	20.2	37.5	19.7	36.5
Distribution costs	(5.7)	(10.6)	(4.7)	(8.7)
Administrative expenses	(9.6)	(17.8)	(8.9)	(16.5)

Operating profit	4.9	9.1	6.1	11.3

EBITDA	8.9	16.5	9.9	18.3

Three-Month Period ended March 31, 2004, Compared to Three-Month Period Ended March 31, 2003

Turnover

Turnover increased by €0.1 million, approximately 0.2%, to €54.0 million for the three-month period ended March 31, 2004, as compared to €53.9 million for the same period in 2003. Sales of zeolites into both Europe and North America increased in 2004. North American zeolite sales increased as a result of sales to Procter & Gamble, who were supplied for most of the first quarter of 2004. A specific zeolite investment commissioned at the end of 2003 at our Eijsden facility resulted in additional sales to a major European detergent producer. Excluding the effect of the disposal of the Italian silicate business, silicate sales volumes and revenues increased in the first quarter of 2004. Silica sales decreased by 3%, the decrease being attributable to lower Personal Care sales to Unilever and also the negative translation impact of the US dollar, offset by higher sales in other market segments.

Cost of sales

Cost of sales increased by €0.6 million, approximately 1.8%, to €34.3 million for the three-month period ended March 31, 2004, as compared to €33.7 million for the same period in 2003. Most of the increase was attributable to the higher proportion of lower margin silicate and zeolite sales in 2004 as compared to the same period last year. Additionally, repairs and maintenance spend was slightly higher in first quarter of 2004 as compared to the previous year.

Gross profit

Gross profit decreased by €0.5 million, approximately 2.5%, to €19.7 million for the three-month period ended March 31, 2004, as compared to €20.2 million for the same period in 2003. This decrease is attributable to the higher proportion of lower margin silicate and zeolite sales in 2004 as compared to the same period in 2003.

Distribution costs

Distribution costs decreased by €1.0 million, approximately 17.5%, to €4.7 million for the three-month period ended March 31, 2004, as compared to €5.7 million for the same period in 2003. Some of the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

decrease is a result of the additional silica gel capacity brought on stream during the second half of 2003, reducing the need for expensive air freight.

Administrative expenses

Administrative expenses decreased by €0.7 million, approximately 7.3%, to €8.9 million for the three-month period ended March 31, 2004, as compared to €9.6 million for the same period in 2003. Costs in first quarter of 2003 included a one-off charge for bad debts of €0.4m following a major customer going into administration early in 2003.

Operating profit and EBITDA

Operating profit increased by €1.2 million, approximately 24.5%, to €6.1 million for the three-month period ended March 31, 2004, as compared to €4.9 million for the same period in 2003. This increase reflects a decrease in distribution costs as a result of lower air freight charges and reduced bad debt expense in 2004 as compared to 2003.

EBITDA increased by €1.0 million, approximately 11.2% to €9.9 million in 2004 as compared to €8.9 million in 2003.

Financial condition and liquidity

Net cash flow from operating activities was an inflow of €23.7 million for the period from January 1, 2004 to March 31, 2004, compared to an inflow of €24.8 million for the three months ended March 31, 2003. This decrease was due to improved profitability offset by a slight increase in working capital.

Interest payments of €25.5 million were made in the three months ended March 31, 2004 (€30.8 million in the three months ended March 31, 2003). This consisted of €11.2 million of senior debt interest and €13.7 million of senior notes interest plus other sundry interest payments.

The Company held net cash balances of €135.1 million as at March 31, 2004 (December 31, 2003: €153.3 million), and had no drawings under the €75 million revolving credit facility. Net debt as at March 31, 2004 was €632.5 million (December 31, 2003: €607.9 million).

Capital expenditure incurred during the three months ended March 31, 2004 was €9.3 million analysed by business segment as follows:

(€ in millions)
Ineos Oxide	2.3
Ineos Phenol	3.3
Ineos Fluor	2.4
Ineos Silicas	1.3

9.3

Management believes that cash generated from operations, together with borrowings under the revolving credit facility will be sufficient for the operating needs of the business and to meet debt service requirements as they become due in the foreseeable future. The future operating performance and ability to service or refinance debt, will however be subject to future economic conditions and to financial, business and other factors, many of which are beyond management’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 28, 2004.

INEOS GROUP HOLDINGS PLC
Registrant Issuer

/S/ JOHN REECE

John Reece
Director